UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13G

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     (Amendment No.       )*

                LanguageWare.net (Company) Ltd.
                        (Name of Issuer)

        Ordinary Shares, NIS .01 nominal value per share
                 (Title of Class of Securities)

                           MO1575105
                         (CUSIP Number)

                        January 14, 2000
     (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ] Rule 13d-1(b)
           [X] Rule 13d-1(c)
           [ ] Rule 13d-1(d)


      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 8 Pages

                          SCHEDULE 13G

CUSIP No. MO1575105                          Page       2      of   8  Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Vertex Technology Fund Ltd.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)  / /
                                                                        (b)  / /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
    Singapore

NUMBER OF      5   SOLE VOTING POWER
 SHARES            0
BENEFICIALLY   6   SHARED VOTING POWER
OWNED BY           5,309,734
  EACH         7   SOLE DISPOSITIVE POWER
REPORTING          0
 PERSON        8   SHARED DISPOSITIVE POWER
  WITH             5,309,734

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,309,734

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *   / /

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    7.9%

12  TYPE OF REPORTING PERSON *
    CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13G

CUSIP No. MO1575105                          Page       3      of   8  Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Vertex Venture Holdings Pte Ltd.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)  / /
                                                                        (b)  / /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
    Singapore

NUMBER OF      5   SOLE VOTING POWER
 SHARES            0
BENEFICIALLY   6   SHARED VOTING POWER
OWNED BY           5,309,734
  EACH         7   SOLE DISPOSITIVE POWER
REPORTING          0
 PERSON        8   SHARED DISPOSITIVE POWER
  WITH             5,309,734

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,309,734

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *   / /

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    7.9%

12  TYPE OF REPORTING PERSON *
    CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A).     NAME OF ISSUER

               LanguageWare.net (Company) Ltd. (the "Issuer")


ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

               28 Pierre Koenig Street
               Jerusalem 91530 Israel

ITEM 2(A).     NAME OF PERSONS FILING

               Vertex Technology Fund Ltd. ("VTF")
               Vertex Venture Holdings Pte Ltd. ("VVH")

               VTF and VVH are filing this Statement on Schedule 13G jointly pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the "Act"). Attached to this Statement as Exhibit A is the Joint Filing Agreement of VTF and VVH pursuant to Rule 13d-1(k)(1)(iii) of the Act.

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICES OR, IF NONE, RESIDENCE

               The principal business office of each of VTF and VVH is located at:

               77 Science Park Drive
               #02-15 Cintech III
               Singapore Science Park
               Singapore 118256

ITEM 2(C).     CITIZENSHIP

               VTF-Singapore
               VVH-Singapore

ITEM 2(D).     TITLE OF CLASS OF SECURITIES

               Ordinary Shares, NIS .01 nominal value per share (the "Shares")


ITEM 2(E).     CUSIP NUMBER

               MO157505

                        Page 4 of 8 Pages

ITEM 3.        IF  THIS  STATEMENT IS FILED PURSUANT TO RULE 13D-1(B),
               OR  13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               (a)  [ ]  Broker or dealer registered under Section 15
                         of the Exchange Act;
               (b)  [ ]  Bank  as defined in Section 3(a)(6)  of  the
                         Exchange Act;
               (c)  [ ]  Insurance company defined in Section 3(a)(19)
                         of the Exchange Act;
               (d)  [ ]  Investment company registered under Section 8
                         of the Investment Company Act;
               (e)  [ ]  An investment adviser in accordance with Rule
                         13d-1(b)(1)(ii)(E);
               (f)  [ ]  An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F);
               (g)  [ ]  A parent holding company or control person in
                         accordance with Rule 13d-1(b)(1)(ii)(G);
               (h)  [ ]  A savings association as defined in Section
                         3(b) of the Federal Deposit Insurance Act;
               (i)  [ ]  A church plan that is excluded from the
                         definition of an investment company under Section 3(c)(14) of the Investment Company Act;
               (j)  [ ]  Group, in accordance with Rule 13d-
                         1(b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]


ITEM 4.        OWNERSHIP

               (a)  Amount Beneficially Owned

               VVH, as the owner of approximately 86% of VTF, may be deemed to share with VTF the power to vote or direct the vote and to dispose or direct the disposition of 5,309,734 Shares of the Issuer of which VTF is the direct beneficial owner. Included in such number of Shares are 1063,830 Shares which VTF and VVH, as the controlling person of VTF, have the right to acquire beneficial ownership of within 60 days of January 14, 2000.

               (b)  Percent of Class

               As determined pursuant to Rule 13d-3 of the Act, each of VTF and VVH, as the controlling person of VTF, may be deemed to be the beneficial owner of an aggregate of 5,309,734 Shares of the Issuer, which constitute approximately 7.9% of the outstanding Shares. According to Issuer, 66,314,109 Shares were outstanding as of January 14, 2000.

               (c)  Number of shares as to which such person has:

                    (i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                         None

                    (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                         5,309,734

                        Page 5 of 8 Pages

                    (iii)SOLE POWER TO DISPOSE OR TO DIRECT THE
                         DISPOSITION OF

                         None

                    (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE
                         DISPOSITION OF

                         5,309,734

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the  beneficial owner of more than five percent of the  class  of
securities, check the following [    ].

ITEM  6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF  OF
ANOTHER PERSON

               Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not Applicable


ITEM  8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS  OF THE GROUP

               Not Applicable


ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               Not Applicable


ITEM 10.       CERTIFICATIONS

               By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                        Page 6 of 8 Pages

                           SIGNATURES

          After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     January 24, 2000
                              Vertex Technology Fund Ltd.

                              By:     /s/ Lee Kheng Nam
                              Name:   Lee Kheng Nam
                              Title:  President



                              Vertex Venture Holdings Pte Ltd.

                              By:     /s/ Lee Kheng Nam
                              Name:   Lee Kheng Nam
                              Title:  President

                        Page 7 of 8 Pages

                            EXHIBIT A

                            AGREEMENT


     The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of LanguageWare.net (Company) Ltd. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

Date:     January 24, 2000
                              Vertex Technology Fund Ltd.

                              By:     /s/ Lee Kheng Nam
                              Name:   Lee Kheng Nam
                              Title:  President



                              Vertex Venture Holdings Pte Ltd.

                              By:     /s/ Lee Kheng Nam
                              Name:   Lee Kheng Nam
                              Title:  President

                        Page 8 of 8 Pages